UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-42170

Collective Mining Ltd.

(Translation of registrant’s name into English)

82 Richmond Street East, 4th Floor

Toronto, Ontario

Canada, M5C 1P1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐        Form 40-F ☒

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Addendum No. 1 to Contract for the Option to Assign Mining Concession Contract (Redacted).
99.2	Addendum No. 2 to Contract for the Option to Assign Mining Concession Contract (Redacted).
99.3	Addendum No. 3 Clarification to the Contract for the Option to Assign Mining Concession Contract (Redacted).
99.4	Addendum No. 4 to the Contract for the Option to Assign Mining Concession Contract (Redacted).
99.5	Addendum No. 5 to the Contract for the Option to Assign Mining Concession Contract (Redacted).
99.6	Addendum No. 6 to the Contract for the Option to Assign Mining Concession Contract (Redacted).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Collective Mining Ltd.

Date: March 31, 2026	By:	/s/ Paul Begin
	Name:	Paul Begin
	Title:	Chief Financial Officer and Corporate Secretary

2